Filed Pursuant to Rule 253(g)(2)
File No. 024-12540

SUPPLEMENT NO. 2 DATED February 6, 2026

to Offering Circular dated March 13, 2025

CALIBERCOS INC.

8901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ 85258

(480) 295-7600;

www.calibercos.com

Explanatory Note

This Offering Circular Supplement No. 2 (“Offering Circular Supplement No. 2”) updates, amends and supplements the Offering Circular of CaliberCos Inc., a Delaware corporation (the “Company”), dated March 13, 2025, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended, which forms a part of the Company’s Offering Statement on Form 1-A (File No. 024-12540), qualified by the SEC on March 12, 2025 (as may be further supplemented or amended from time to time, the “Offering Circular”). Capitalized terms used in this Offering Circular Supplement No. 2 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Circular Supplement No. 2 is being filed to: (1) include additional CUSIP information for the Series AA Cumulative Redeemable Preferred Stock being offered pursuant to the Offering Circular, (2) update the settlement timeline, and (3) update the offering period.

This Offering Circular Supplement No. 2 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on March 31, 2025 (the “Prior Supplement”) and is qualified by reference to the Offering Circular and the Prior Supplement, except to the extent that the information in this Offering Circular Supplement No. 2 supersedes the information contained in the Offering Circular and the Prior Supplement and may not be delivered without the Offering Circular and the Prior Supplement. This Supplement No. 2 is not complete without the Offering Circular and the Prior Supplement. This Offering Circular Supplement No. 2 should also be read in conjunction with the Company’s periodic filings with the SEC, available on the EDGAR filing system operated by the SEC, including business updates and risk factor disclosures contained therein.

There is no existing public trading market for the Series AA Preferred Stock, and we do not anticipate that a secondary market for the stock will develop. We do not intend to apply for listing of the Series AA Preferred Stock on any securities exchange or for quotation in any automated dealer quotation system or other over-the-counter market.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

On April 23, 2025, the Company filed a certificate of amendment to the Company’s Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate a 1-for-20 reverse stock split (the “Reverse Stock Split”) of the outstanding shares of the Company’s Class A common stock, $0.001 par value per share (“Class A Common Stock”) and Class B common stock, $0.001 par value per share (“Class B Common Stock”, together with the Class A Common Stock, the “Common Stock”). The Company’s stockholders previously approved the Reverse Stock Split and granted the Company’s board of directors the authority to determine the exact split ratio and when to proceed with the Reverse Stock Split at the Company’s special meeting of stockholders held on April 21, 2025. The Reverse Stock Split became effective on May 2, 2025 at 12:01 p.m., Eastern Time and the Company’s Class A Common Stock began trading on The Nasdaq Capital Market on a Reverse Stock Split-adjusted basis on May 2, 2025 at market open under the existing ticker symbol, “CWD.” Pursuant to the Reverse Stock Split, every 20 shares of the Company’s issued and outstanding common stock was combined into one share of common stock. The par value and other terms of the common stock were not affected by the Reverse Stock Split. No fractional shares were issued as a result of the Reverse Stock Split. Additionally, each share of Series AA Preferred Stock will continue to have an initial stated value equal to $25.00.

Our Class A Common Stock is listed on the Nasdaq Capital Market under the symbols “CWD”. On February 5, 2026, the closing price of our Class A Common Stock was $1.05 per share.

The Company is an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in the Company’s securities involves risk. You should carefully consider the risks that the Company has described under the section captioned “Risk Factors” in the Offering Circular on page 14, and under similar headings in any amendment or supplements to the Offering Circular.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 2 is February 6, 2026

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 13, 2025

THIS SUPPLEMENT IS DATED FEBRUARY 6, 2026

This Offering Circular Supplement No. 2 is being filed to: (1) provide the additional CUSIP numbers related to the offering by CaliberCos Inc., a Delaware corporation (the “Company”), of shares of Series AA Cumulative Redeemable Preferred Stock (the “Offering’) on the terms set forth in the Offering Circular; (2) update the settlement timeline and (3) update the period of the Offering. This Offering Circular Supplement No. 2 should be read in conjunction with the Company’s periodic filings with the SEC, available on the EDGAR filing system operated by the SEC, including business updates and risk factor disclosures contained therein.

Additional CUSIP Numbers

The Offering is a continuously offered security featuring a three-year maturity from issuance. To ensure that clients’ purchasing through the DTC system are able to track their respective maturity dates based on the calendar quarter in which they are purchased, the Company has elected to utilize a unique CUSIP during each calendar quarter of the offering period. The table below outlines the CUSIPs and their respective offering and maturity dates.

CUSIP#	Issuance / Offering Start Date	Offering End Date	Maturity Date
13000T208	4/1/2025	6/30/2025	3/31/2028
13000T307	7/1/2025	9/30/2025	6/30/2028
13000T406	10/1/2025	12/31/2025	9/30/2028
13000T505	1/1/2026	3/31/2025	12/31/2028
13000T7037	4/1/2026	6/30/2026	3/31/2029
13000T8027	7/1/2026	9/30/2026	6/30/2029
13000T8852	10/1/2026	12/31/2026	9/30/2029

Settlement Timeline

The settlement timeline has been revised so that settlement will occur one business day following each closing date rather than two business days following each closing date. Accordingly, one business day after the closing date, offering proceeds for that closing will be disbursed to the Company and the Series AA Preferred Stock will be issued to the investors in the Offering.

Period of the Offering

The Company and the managing dealer are entitled to extend the duration of the Offering for an additional one-year period. The Company and the managing dealer have exercised this right, and the Offering has been extended for an additional year.

The Offering Circular and related supplements are available here:

https://www.sec.gov/Archives/edgar/data/1627282/000110465925023523/tm2430159d4_253g2.htm

https://www.sec.gov/Archives/edgar/data/1627282/000110465925029732/tm2510889d2_253g2.htm